Exhibit 99.4

Gewone algemene vergadering van 28 april 2020 Ordinary shareholders’ meeting of 28 April 2020 Dr. Elisabeth Svanberg Elisabeth Svanberg behaalde haar diploma geneeskunde en doctoraat aan de Universiteit van Göteborg, Zweden en is een algemeen chirurg en associate professor chirurgie. Dr. Svanberg vervoegde Serono International in 2000, aanvankelijk in het onderzoeksveld metabolisme, en nam vervolgens steeds grotere verantwoordelijkheden op vooraleer zij in 2007 Bristol Myers Squibb (BMS) in de Verenigde Staten vervoegde. Bij BMS was Dr. Svanberg development leader voor een first-in-class nieuw diabetesmedicijn en vervolgens hoofd Medical Affairs voor de intercontinentale regio. In 2014 vervoegde Dr. Svanberg Janssen Pharmaceuticals (een Johnson & Johnson Company) als Vice President, Head of the Established Products group, waar ze een portfolio van 90 producten beheerde, die naar schatting wereldwijd door 150 miljoen patiënten worden gebruikt. Sinds 2016 is Dr. Svanberg Chief Development Officer bij Ixaltis SA, een gespecialiseerd farmaceutisch bedrijf dat eigen geneesmiddelen ontwikkelt om urogenitale (GU) aandoeningen te behandelen met een onvervulde medische behoefte. Dr. Svanberg is niet-uitvoerend bestuurder in de raad van bestuur van PledPharma (sinds 2017) en Swedish Orphan Biovitrum (SOBI, sinds 2018). Elisabeth Svanberg received her MD and PhD from the University of Gothenburg, Sweden and is a board certified general surgeon and associate professor of surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb (BMS) in the United States in 2007. At BMS, Dr. Svanberg served as development leader for a first in class novel diabetes medicine and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson Company) as Vice President, Head of the Established Products group managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg serves as the Chief Development Officer at Ixaltis SA, a specialty pharmaceutical company developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg serves as a non-executive director on the board of PledPharma (since 2017) and Swedish Orphan Biovitrum (SOBI, since 2018). [GRAPHIC APPEARS HERE]P. 1 | 1